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Confidential treatment has been requested by NMI Holdings, Inc. pursuant to 17 CFR § 200.83 83 for certain portions of this letter and exhibit hereto, which information is denoted by ***.

[WLRK Letterhead]

October 31, 2013

VIA EDGAR AND EMAIL

Jeffrey P. Riedler
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  NMI Holdings, Inc.
  Amendment No. 1 to Registration Statement on Form S-1
  Filed October 28, 2013
  File No. 333-191635

Dear Mr. Riedler:

        On behalf of NMI Holdings, Inc. (the "Company"), this letter supplementally provides to the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission information regarding the updated estimated price range to be set forth in the preliminary prospectus circulated to investors. Based on current market conditions, the estimated price range is expected to be between $*** and $*** per share. The foregoing price range is based on market information as of October 31, 2013 and may change in the future.

        Attached as Exhibit A to this letter are certain pages of Amendment No. 1 to the Company's Registration Statement that reflect changes based on the foregoing estimated price range (and also include certain other changes to the disclosure that the Company intends to include in its next amendment to the Registration Statement). The Company confirms that it will disclose a price range in the preliminary prospectus circulated to investors.

        The Company appreciates the Staff's willingness to accommodate the Company and respectfully requests that the Staff review Exhibit A.

Jeffrey P. Riedler
October 31, 2013

        If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314 or Alison Zieske Preiss at (212) 403-1107.

Very truly yours,
/s/ David E. Shapiro
David E. Shapiro

  Enclosure

cc:
Glen Corso (NMI Holdings, Inc.)

 EXHIBIT A

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 1, 2013

PROSPECTUS

*** Shares

NMI Holdings, Inc.

Class A Common Stock

        This is the initial public offering of our Class A common stock (our "common stock"). We are selling *** shares of our common stock and the selling stockholders named in this prospectus are selling an additional *** shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

        Prior to this offering, there had been no established public market for our common stock. We currently expect the initial public offering price to be between $*** and $*** per share of common stock. We have applied to list our common stock on the NASDAQ Global Market ("NASDAQ") under the symbol "NMIH."

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public reporting requirements.

        See "Risk Factors" beginning on page 14 to read about factors you should consider before buying our common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$

Discounts and commissions to underwriters*	$	$

Net Proceeds, to us (before expenses)	$	$

Net Proceeds, to the selling stockholders (before expenses)	$	$

*
See "Underwriting" on page 177 of this prospectus for a description of the underwriters' compensation.

        We have granted the underwriters an option to purchase up to *** additional shares of common stock to cover over-allotments, if any. The underwriters can exercise their right at any time within 30 days after the date of our underwriting agreement with them.

        The underwriters expect to deliver the shares of common stock against payment on or about      , 2013.

FBR

Compass Point

The date of this prospectus is                , 2013

 The Offering

Issuer	NMI Holdings, Inc.
Common stock offered by us	*** shares of common stock.
Common stock offered by the selling stockholders	*** shares of common stock.
Offering Price Range	Between $*** and $*** per share of common stock.
Over-allotment option

The underwriters may also purchase up to an additional *** shares of common stock from us at the public offering price, less the underwriting discount, within 30 days of this prospectus to cover overallotments, if any.

Common stock to be outstanding immediately after this offering	*** shares of common stock.(1)
Use of proceeds

Assuming an initial public offering price of $*** per share, which is the midpoint of the range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $*** (or approximately $*** if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We intend to use our net proceeds from this offering for working capital and other general corporate purposes. See "Use of Proceeds."

Dividend policy	We have never paid cash dividends to holders of our common stock. We do not expect to declare or pay any cash or other dividends on our common stock in the foreseeable future.
Listing	We have applied to list our common stock on the NASDAQ under the symbol "NMIH."
Risk factors	Please read the section entitled "Risk Factors" beginning on page 14 for a discussion of some of the factors you should consider before buying our common stock.

(1)
Based on 55,637,480 shares of our common stock issued and outstanding as of September 30, 2013, plus *** shares sold by us in this offering, and includes 137,380 shares that were issued upon vesting of restricted stock units issued under the 2012 Stock Incentive Plan. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding after this offering does not include an aggregate of up to 6,354,785 shares of our common stock comprising:

•
313,870 shares of our common stock issuable upon exercise of the FBR Warrant;

•
678,295 shares of our common stock issuable upon exercise of warrants that were initially issued to MAC Financial Ltd. in connection with the MAC Acquisition. The stockholders of MAC Financial Ltd. have wound up its affairs pursuant to a members voluntary liquidation

CONSOLIDATED STATEMENTS OF OPERATIONS

	SUCCESSOR					PRO FORMA	PREDECESSOR
	NMI Holdings, Inc. (A Development Stage Company)					NMI Holdings, Inc. (A Development Stage Company)	MAC Financial Holding Corporation (A Development Stage Company)
	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012	For the Year Ended December 31, 2012	For the Period May 19, 2011 (inception) to December 31, 2011	For the Period May 19, 2011 (inception) to June 30, 2013	For the Year Ended December 31, 2012	For the Period January 1, 2012 to April 24, 2012	For the Year Ended December 31, 2011	For the Period July 6, 2009 (inception) to April 24, 2012
	(unaudited)	(unaudited)			(unaudited)	(unaudited)
	(In Thousands, except per share data)					(In Thousands, except per share data)	(In Thousands)
Revenues
Direct premiums written	$1	$—	$—	$—	$1	$—	$—	$—	$—
(Increase) decrease in unearned premiums	—	—	—	—	—	—	—	—	—

Net premiums earned	1	—	—	—	1	—	—	—	—
Net investment income	1,817	—	6	—	1,823	6	—	—	—
Other revenue	(599)	—	278	—	(321)	278	—	2	18

Total Revenues	1,219	—	284	—	1,503	284	—	2	18

Expenses
Payroll and related	13,806	1,829	11,559	—	25,365	11,559	—	334	2,402
Share-based compensation	6,859	1,046	6,115	—	12,974	6,115	—	—	—
Professional fees	5,160	840	4,242	1,248	10,650	4,246	—	21	1,939
Depreciation	1,847	—	3	—	1,850	3	4	14	33
Other	1,773	2,867	5,856	101	7,730	5,863	6	237	1,285

Total Expenses	29,445	6,582	27,775	1,349	58,569	27,786	10	606	5,659

Net loss	$(28,226)	$(6,582)	$(27,491)	$(1,349)	$(57,066)	$(27,502)	$(10)	$(604)	$(5,641)

Share Data
Basic and Diluted loss per share	$(0.51)	$(0.33)	$(0.73)	$(13,490.00)	$(1.81)	$(0.73)
Book value per share	$8.20	$9.10	$8.81	$(13,490.00)	$8.20	$8.81
Weighted average common	55,565,374	20,126,474	37,909,936	100	31,448,608	37,909,936
Shares outstanding	55,637,480	55,500,100	55,500,100	100	55,637,480	55,500,100

CONSOLIDATED BALANCE SHEETS

	SUCCESSOR						PREDECESSOR
	NMI Holdings, Inc. (A Development Stage Company)						MAC Financial Holding Corporation (A Development Stage Company)
	June 30, 2013	June 30, 2013(1)		June 30, 2012	December 31, 2012	December 31, 2011	April 24, 2012	December 31, 2011
	(unaudited)	(as adjusted)		(unaudited)
	(In Thousands)						(In Thousands)
Cash and cash equivalents	$25,941	$	***	$502,981	$485,855	$—	$17	$17
Restricted cash	—			20,830	40,338	—	—	—
Investment securities	427,472		***	—	4,864	—	—	—
Accrued investment income	2,105		***	—	—	—	—	—
Goodwill and other intangible assets	3,634		***	4,702	3,634	—	—	—
Software and equipment, net	8,786		***	5,184	7,550	—	2,887	2,891
Other assets	1,012		***	317	526	210	12	19

Total Assets	$468,950	$	***	$534,014	$542,767	$210	$2,916	$2,927

Accounts payable and accrued expenses	$6,416	$	***	$3,110	$8,708	$1,354	$1,467	$1,227
Purchase fees and purchase consideration payable	—			20,830	40,338	—	—	—
Warrant liability	5,921		***	5,120	4,842	—	—	—
Other liabilities	133		***	—	133	205	—	240

Total Liabilities	12,470		***	29,060	54,021	1,559	1,467	1,467

Total Stockholders' Equity (Deficit)	456,480		***	504,954	488,746	(1,349)	1,449	1,460

Total Liabilities and Stockholders' Equity	$468,950	$	***	$534,014	$542,767	$210	$2,916	$2,927

(1)
The "As Adjusted" column assumes the application of the net proceeds at an initial public offering price of $***, the mid-point of the range set forth in the cover page, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Any provision of our certificate of incorporation or bylaws or Delaware law or under the Wisconsin insurance regulation that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of common stock, and could also affect the price that some investors are willing to pay for shares of our common stock. See "Description of Capital Stock—Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law."

         We have broad discretion to use our net proceeds from this offering and our investment of those proceeds may not yield favorable returns.

        Our management has broad discretion to spend the proceeds from this offering and you may not agree with the way the proceeds are spent. The failure of our management to apply these funds effectively could result in unfavorable returns. This could adversely affect our business, causing the price of our common shares to decline.

         You will incur immediate dilution as a result of this offering.

        If you invest in our common stock, your ownership interest will be diluted by the amount by which the initial offering price per share paid by you exceeds the net tangible book value per share of our common stock. As a result, you will experience immediate dilution in net tangible book value per share for financial accounting purposes of $*** per share assuming an initial public offering price of $***, which is the midpoint of the offering price range set forth on the cover page of this prospectus. See "Dilution."

 USE OF PROCEEDS

        Assuming an initial public offering price of $*** per share, the midpoint of the range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $*** (or $*** if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $*** per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us of this offering by $***, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. An increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) net proceeds to us of this offering by $***, assuming the public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        Our principal reason for conducting this public offering of our common stock is that we believe it is the most expeditious approach to increase the number of holders of our common stock to permit us to list our common stock on the NASDAQ Global Market. Obtaining a listing of our common stock on the NASDAQ Global Market will satisfy certain contractual obligations we have to our stockholders. Upon the completion of this offering, we intend to use the net proceeds received by us for working capital and other general corporate purposes.

        We will not receive any proceeds from the sale of shares of common stock by our selling stockholders.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2013 on an actual basis and on an as adjusted basis to give pro forma effect to the sale of shares of *** common stock by us at an assumed initial public offering price of $*** per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        Actual amounts included in this table are derived from unaudited financial statements included elsewhere in this registration statement. This table should be read in conjunction with "Selected Condensed Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	June 30, 2013
	Actual	As Adjusted(2)
	(In Thousands)
Cash and cash equivalents(1)	$25,941	$	***

Shareholders' equity:
Common stock: par value $0.01 per share; 250,000,000 shares, authorized; 55,637,480 shares issued and outstanding, actual; *** common shares issued and outstanding, as adjusted	$556	$	***
Preferred stock: par value $0.01 per share; 10,000,000 shares, authorized; no shares outstanding, actual and as adjusted	—		***
Additional paid-in capital	522,313		***
Accumulated other comprehensive income (loss)	(9,322)		***
Accumulated deficit	(57,067)		***

Total shareholders' equity	456,480		***

Total capitalization	$456,480	$	***

(1)
Cash and cash equivalents include cash and money market funds with original maturities of 90 days or less.

(2)
The "As Adjusted" column in the table above assumes the application of the net proceeds at an initial public offering price of $***, the mid-point of the range set forth in the cover page, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of common stock is in excess of the net tangible book value per share of our common stock attributable to existing stockholders for our presently outstanding shares of common stock. As of June 30, 2013, net tangible book value attributable to our stockholders was $452.8 million, or $8.14 per share of common stock based on 55,637,480 shares of common stock issued and outstanding. Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities divided by the number of outstanding shares of common stock.

        Our net tangible book value as of June 30, 2013 would have been approximately $***, or $*** per share of common stock based on *** shares of common stock issued and outstanding after giving effect to the sale of *** shares of common stock by us at an assumed initial public offering price of $*** per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        This represents an immediate increase in the net tangible book value of $*** per share to existing stockholders and an immediate dilution in the net tangible book value of $*** per share to the investors who purchase our common stock in this offering. Sales of shares by our selling stockholders in this offering do not affect our net tangible book value.

        The following table illustrates the per share dilution after giving pro forma effect to this offering:

Initial public offering price per share		$	***
Net tangible book value per share as of June 30, 2013	$8.14
Increase in net tangible book value per share attributable to this offering	***

Net tangible book value per share of common stock after the offering			***

Dilution per share to new investors		$	***

        If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the net tangible book value per share of our common stock after giving effect to this offering would be $*** per share of our common stock. This represents an increase in net tangible book value of $*** per share of our common stock to existing stockholders and dilution of $*** per share of our common stock to new investors.

        Each $1.00 increase (decrease) in the assumed initial offering price of $*** per share of common stock would increase (decrease) the net tangible book value as of June 30, 2013 by approximately $***, or approximately $*** per share, and the dilution per share to new investors by approximately $***, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing, assuming the public offering price per share remains the same.

        The following table summarizes, as of June 30, 2013 (giving pro forma effect to the sale by us of shares of common stock in this offering), the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us for these shares and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on the initial public offering price of $*** per share, the midpoint of the range set forth on the cover page of this prospectus before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders(1)(2)	***	***	%	$	***	***	%	$	***
Investors in this offering	***	***			***	***			***

Total	***	100.0%		$	***	100.0%		$	***

(1)
Excludes all shares reserved for issuance under our 2012 Stock Incentive Plan.

(2)
The numbers of shares purchased by existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares purchased by new investors does not include shares being sold by the selling stockholders in this offering.

        The number of shares purchased is based on shares of common stock outstanding as of June 30, 2013. The discussion and table above exclude shares of common stock issuable upon exercise of outstanding options issued. If the underwriters were to fully exercise their option to purchase additional shares of our common stock from us, the percentage of shares of our common stock held by existing stockholders would be ***%, and the percentage of shares of our common stock held by new investors would be ***%. To the extent any outstanding options are exercised, new investors will experience further dilution. To the extent all *** outstanding options had been exercised as of June 30, 2013, the net tangible book value per share after this offering would be $*** and total dilution per share to new investors would be $***.

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  EXHIBIT A
The Offering
USE OF PROCEEDS
CAPITALIZATION
DILUTION